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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
OF THE SECURITIES EXCHANGE ACT OF 1934

COGENT, INC.
(Name of Subject Company (Issuer))

3M COMPANY
VENTURA ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

19239Y 10 8
(CUSIP Number of Class of Securities)

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company
3M Center
St. Paul, Minnesota 55133
(651) 733-2204
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher E. Austin
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$950,582,062.50	$67,776.50

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-1l(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 90,531,625 shares of common stock, $0.001 par value per share, of Cogent, Inc. (the "Shares"), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of August 27, 2010 (i) 88,389,700 Common Shares issued and outstanding, (ii) 1,144,226 Common Shares issuable upon the exercise of outstanding options and (iii) 997,699 Common Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $10.50 per Common Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None. Form or Registration No.: Not applicable.	Filing Party: Not applicable. Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Offer") by Ventura Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of 3M Company, a Delaware corporation ("3M"), to purchase all outstanding shares of common stock, par value $0.001 (the "Shares"), of Cogent, Inc., a Delaware corporation ("Cogent"), at a price of $10.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2010 (the "Offer to Purchase"), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Notice of Guaranteed Delivery, which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer."

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Cogent, Inc., a Delaware corporation. Cogent's principal executive offices are located at 639 North Rosemead Boulevard, Pasadena, California 91107. Cogent's telephone number at such address is (626) 325-9600.

        (b)   This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, of Cogent. According to Cogent's public filings, as of August 27, 2010, there were an aggregate of (i) 88,389,700 Shares issued and outstanding, (ii) outstanding options to purchase 1,144,226 Shares and 16,000,000 Shares reserved for issuance under Cogent's Stock Plans (as defined in the Merger Agreement attached hereto as Exhibit (d)(1)), and (iii) outstanding restricted stock units, payable on a one-for-one basis, with respect to 997,699 shares of Company Common Stock.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is being filed by Purchaser and 3M. The information set forth in Section 9—"Certain Information Concerning Purchaser and 3M" in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 9, 10 and 11—"Certain Information Concerning Purchaser and 3M," "Background of the Offer; Contacts with Cogent" and "Purpose of the Offer and Plans for Cogent; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 6, 7 and 11—"Price Range of Shares; Dividends," "Possible Effects of

the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations" and "Purpose of the Offer and Plans for Cogent; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in Sections 9 and 11—"Certain Information Concerning Purchaser and 3M" and "Purpose of the Offer and Plans for Cogent; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Introduction" and Sections 10, 11 and 16—"Background of the Offer; Contacts with Cogent," "Purpose of the Offer and Plans for Cogent; Merger Agreement" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 9, 10 and 11—"Certain Information Concerning Purchaser and 3M," "Background of Offer; Contacts with Cogent" and "Purpose of the Offer and Plans for Cogent; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Cogent; Merger Agreement," "Conditions of the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Sections 7, 12 and 15—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations," "Source and Amount of Funds" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) None.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 10, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Indentification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Joint Press Release issued by 3M Company and Cogent, Inc. on August 30, 2010 (1)
(a)(5)(B)	3M Company Presentation to Cogent, Inc. Employees, dated August 30, 2010 (2)
(a)(5)(C)	3M Company Presentation to Cogent, Inc. Employees, dated August 30, 2010 (3)
(a)(5)(D)	3M Company Presentation for Morgan Stanley Global Industrials Conference, dated August 31, 2010 (4)
(a)(5)(E)	3M Company Presentation Transcript for Morgan Stanley Global Industrials Conference, dated August 31, 2010 (5)
(a)(5)(F)	Form of summary advertisement, published September 10, 2010 in The Wall Street Journal
(a)(5)(G)	Joint Press Release issued by 3M Company and Cogent, Inc. on September 10, 2010
(b)	Not applicable
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2010, by and among Ventura Acquisition Corporation, 3M Company and Cogent, Inc. (6)
(d)(2)	Voting and Tender Agreement, dated as of August 29, 2010, by and among Ventura Acquisition Corporation, 3M Company and certain stockholders of Cogent, Inc. (7)
(d)(3)	Confidentiality Agreement, dated as of July 31, 2008, by and between 3M Company and Cogent, Inc., as amended on May 31, 2010
(d)(4)	Retention Letter Agreement, dated as of August 29, 2010, by and among 3M Company, Cogent, Inc. and Ming Hsieh (8)
(d)(5)	Retention Letter Agreement, dated as of August 29, 2010, by and among 3M Company, Cogent, Inc. and Paul Kim (9)
(d)(6)	Retention Letter Agreement, dated as of August 29, 2010, by and among 3M Company, Cogent, Inc. and James Jasinski (10)
(d)(7)	Retention Letter Agreement, dated as of August 29, 2010, by and among 3M Company, Cogent, Inc. and Michael Hollowich (11)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by 3M Company on August 30, 2010

(2)
Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by 3M Company on August 30, 2010

(3)
Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by 3M Company on August 30, 2010

(4)
Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by 3M Company on August 31, 2010

(5)
Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by 3M Company on August 31, 2010

(6)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

(7)
Incorporated by reference to Exhibit 10.1 to the Form 8-K/A filed by Cogent, Inc. on September 3, 2010

(8)
Incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

(9)
Incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

(10)
Incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

(11)
Incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: September 10, 2010	3M COMPANY
	By:	/s/ GREGG M. LARSON Name: Gregg M. Larson Title: Deputy General Counsel and Secretary
VENTURA ACQUISITION CORPORATION
	By:	/s/ MICHAEL P. DELKOSKI Name: Michael P. Delkoski Title: President and Director

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 10, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Joint Press Release issued by 3M Company and Cogent, Inc. on August 30, 2010 (1)
(a)(5)(B)	3M Company Presentation to Cogent, Inc. Employees, dated August 30, 2010 (2)
(a)(5)(C)	3M Company Presentation to Cogent, Inc. Employees, dated August 30, 2010 (3)
(a)(5)(D)	3M Company Presentation for Morgan Stanley Global Industrials Conference, dated August 31, 2010 (4)
(a)(5)(E)	3M Company Presentation Transcript for Morgan Stanley Global Industrials Conference, dated August 31, 2010 (5)
(a)(5)(F)	Form of summary advertisement, published September 10, 2010 in The Wall Street Journal
(a)(5)(G)	Joint Press Release issued by 3M Company and Cogent, Inc. on September 10, 2010
(b)	Not applicable
(c)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2010, by and among Ventura Acquisition Corporation, 3M Company and Cogent, Inc. (6)
(d)(2)	Voting and Tender Agreement, dated as of August 29, 2010, by and among Ventura Acquisition Corporation, 3M Company and certain stockholders of Cogent, Inc. (7)
(d)(3)	Confidentiality Agreement, dated as of July 31, 2008, by and between 3M Company and Cogent, Inc., as amended on May 31, 2010
(d)(4)	Retention Letter Agreement, dated as of August 29, 2010, by and among 3M Company, Cogent, Inc. and Ming Hsieh (8)
(d)(5)	Retention Letter Agreement, dated as of August 29, 2010, by and among 3M Company, Cogent, Inc. and Paul Kim (9)
(d)(6)	Retention Letter Agreement, dated as of August 29, 2010, by and among 3M Company, Cogent, Inc. and James Jasinski (10)
(d)(7)	Retention Letter Agreement, dated as of August 29, 2010, by and among 3M Company, Cogent, Inc. and Michael Hollowich (11)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by 3M Company on August 30, 2010

(2)
Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by 3M Company on August 30, 2010

(3)
Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by 3M Company on August 30, 2010

(4)
Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by 3M Company on August 31, 2010

(5)
Incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by 3M Company on August 31, 2010

(6)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

(7)
Incorporated by reference to Exhibit 10.1 to the Form 8-K/A filed by Cogent, Inc. on September 3, 2010

(8)
Incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

(9)
Incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

(10)
Incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

(11)
Incorporated by reference to Exhibit 10.6 to the Form 8-K filed by Cogent, Inc. on August 31, 2010

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX